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                            October 6, 2020

       Marcio Souza
       Chief Executive Officer
       Praxis Precision Medicines, Inc.
       One Broadway, 16th Floor
       Cambridge, MA 02142

                                                        Re: Praxis Precision
Medicines, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed September 25,
2020
                                                            File No. 333-249074

       Dear Mr. Souza:

              We have reviewed your registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

       Registration Statement on Form S-1

       License Agreement with RogCon, page 161

   1. We note your response to prior comment 1. Please further revise your disclosure to define
                                                        "Additional Milestone
Payments" and clarify your reference to all such payments
                                                        becoming due under your
collaboration agreement with Ionis.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Marcio Souza
Praxis Precision Medicines, Inc.
October 6, 2020
Page 2

       You may contact Gary Newberry at 202-551-3761 or Kate Tillan at 202-551-3604 if you
have questions regarding comments on the financial statements and related matters. Please contact Courtney Lindsay at 202-551-7237 or Christine Westbrook at 202-551-5019 with any other questions.



                                                        Sincerely,
FirstName LastNameMarcio Souza
                                                        Division of Corporation
Finance
Comapany NamePraxis Precision Medicines, Inc.
                                                        Office of Life Sciences
October 6, 2020 Page 2
cc:       William D. Collins, Esq.
FirstName LastName